FORM 11-K




                   (X) ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001

                                       OR

                 ( ) TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                    For the transition period from       to
                                                  ------   -----

                         COMMISSION FILE NUMBER 1-14756









                               AMEREN CORPORATION
                             SAVINGS INVESTMENT PLAN





                           Issuer: Ameren Corporation


                              1901 Chouteau Avenue
                            St. Louis, Missouri 63103
                          (Principal Executive Office)

Ameren Corporation
Savings Investment Plan
Report, Financial Statements and Additional Information
December 31, 2001 and 2000

Ameren Corporation
Savings Investment Plan

Index to Report, Financial Statements
and Additional Information
December 31, 2001 and 2000
--------------------------------------------------------------------------------

                                                                      Page

Report of Independent Accountants                                      1

Statement of Net Assets Available for
 Benefits at December 31, 2001 and 2000                                2

Statement of Changes in Net Assets Available
 for Benefits for the years ended December 31, 2001 and 2000           3

Notes to Financial Statements                                         4-11

Additional Information*:
     Schedule of Assets (Held at End of Year)
      December 31, 2001                                             Schedule I








* Other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

              Report of Independent Accountants

To the Participants and Administrator of the Ameren Corporation
Savings Investment Plan


In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Ameren Corporation Savings Investment Plan (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
St. Louis, Missouri
June 27, 2002

Ameren Corporation
Savings Investment Plan

Statement of Net Assets Available for Benefits
December 31, 2001 and 2000
--------------------------------------------------------------------------------
                                                             December 31,

                                                      2001               2000

Investments (see Note 3)                           $683,613,115     $683,128,881

Cash                                                    388,626             --

Receivables:
    Participant contributions                         1,353,420        1,152,583
    Employer contributions                              568,020          469,767
    Dividends and interest                               35,356          376,108
    Due from broker for securities sold               1,014,395             --
                                                   ------------     ------------
Net assets available for benefits                  $686,972,932     $685,127,339
                                                   ============     ============



   The accompanying notes are an integral part of these financial statements.

Ameren Corporation
Savings Investment Plan

Statement of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2001 and 2000
--------------------------------------------------------------------------------

                                                For the year ended December 31,
                                                      2001             2000

Investment (loss) income:
    Interest and dividends                      $  15,069,266    $  16,375,021
    Net (depreciation) appreciation
     in fair value of investments                 (49,526,185)      48,893,251
                                                --------------   -------------
                                                  (34,456,919)      65,268,272
                                                --------------   -------------

Participant contributions                          39,907,028       33,399,018
Employer contributions                             12,511,947       11,076,019
                                                -------------    -------------
                                                   52,418,975       44,475,037
                                                -------------    -------------

Plan transfer in (see Note 7)                      20,211,328             --
                                                -------------    -------------

Benefits paid to participants                      36,247,614       49,542,280
Administrative expenses                                80,177           75,128
                                                -------------    -------------
                                                   36,327,791       49,617,408
                                                -------------    -------------

Net increase                                        1,845,593       60,125,901

Net assets available for benefits:
  Beginning of year                               685,127,339      625,001,438
                                                -------------    -------------
  End of year                                   $ 686,972,932    $ 685,127,339
                                                =============    =============




   The accompanying notes are an integral part of these financial statements.

Ameren Corporation
Savings Investment Plan

Notes to Financial Statements
December 31, 2001 and 2000
--------------------------------------------------------------------------------

1.   Description of the Plan

     General
     The following is a brief summary of the various provisions of the Ameren Corporation (the Company) Savings Investment Plan (the Plan). Participants should refer to the Plan document for more complete information.

     The Plan's purpose is to provide certain management and contract employees of the Company and its wholly-owned subsidiaries the option to defer a portion of their annual base compensation for Federal income tax purposes in accordance with Section 401(k) of the Internal Revenue Code. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended, and regulations of the Securities and Exchange Commission.

     The Company serves as sponsor of the Plan, and, consequently, has the authority to amend or terminate the Plan subject to certain restrictions. The Board of Directors of the Company has the authority and responsibility for the general administration of the Plan. The Northern Trust Company, as Trustee, has the authority and responsibility to hold and protect the assets of the Plan in accordance with Plan provisions and the separate Trust Agreement.

     Effective January 1, 2001, the Ameren Corporation Employee Stock Ownership Plan for Certain Employees of CIPS, which was a plan that provided eligible Company employees with ownership shares of Company stock, was merged with the Plan (see Note 7).

     Effective December 2001, when dividends are paid on shares of Company common stock held in the Ameren Stock Fund, these dividends purchase newly issued shares of Company common stock instead of being purchased in the open market.

     Participation
     The Plan covers substantially all employees of the Company except contract employees covered by a collective bargaining agreement between AmerenCIPS Local 702 IBEW or AmerenCIPS Local 148 IUOE and the Company. Effective July 1, 2001, the Plan was amended to allow AmerenCIPS Local 148 (Clerical) to participate in the Plan. All regular full time employees are eligible to participate upon employment. Participation by eligible employees is voluntary.

     Contributions Participants may contribute from 1% up to 15% of their base compensation to the Plan through payroll deductions. Company matching contributions for contract employees are made based on specific agreements between the Company and the individual collective bargaining units. For management employees, the Company makes a matching contribution ranging from $.25 to $.75 for each $1.00 up to the first 6% of each participant's contribution (basic matching contribution). In addition, the Company will contribute $.25 for each $1.00 for the next 3% of a management participant's contribution (additional matching contribution). For contract employees, the Company makes a matching contribution ranging from $.15 to $.75 for each $1.00 up to the first 6% of each participant's contribution (basic matching contribution). In addition,

Ameren Corporation
Savings Investment Plan

Notes to Financial Statements
December 31, 2001 and 2000
--------------------------------------------------------------------------------

     the Company will contribute $.10 to $.25 for each $1.00 up to 3% of a participant's contribution (additional matching contribution). A portion of Company matching contributions is invested in the Ameren Common Stock Fund. All Company contributions are made to the extent sufficient earnings are available.

     Participants direct their basic contributions and the Company's basic matching contributions by electing that such contributions be placed in a single investment fund or allocated in increments of 1% to any combination of investment funds. Such fund allocation elections may be changed daily. Earnings derived from the assets of any investment fund are reinvested in the fund to which they relate. Participants may elect daily to reallocate all or in 1% increments, the value of their accounts between funds. Pending investment of the assets into any investment fund, the Trustee may temporarily make certain short-term investments.

     Participant Loans
     The Plan permits participants to borrow from their accounts within the Plan. Such borrowings may be made subject to the following: (1) the minimum amount of the loan is $1,000, (2) the amount of the loan may not exceed the lesser of $50,000 or fifty percent of the vested amount in the participant's account, (3) the loan will bear a fixed interest rate and repayments will be made through mutual agreement subject to certain statutory repayment time limits, (4) the fixed interest rate will be equal to the "corporate base rate of interest" as announced by the Trustee plus 1%, and (5) such other rules and regulations as may be adopted by the Company. At December 31, 2001 and 2000, the interest rates on participant loans ranged from 7% to 10.5%.

     Vesting
     The amounts in participants' accounts, including Company contributions, are fully vested at all times.

     Payment of Benefits
     The total amount of a participant's account shall be distributed to the participant according to one of the options as described in the Plan document and as elected by the participant. A participant whose account balance is $5,000 or greater may defer distribution until December 31 of the year they attain age 70-1/2 but no later than April 1 of the year following the participant's attaining age 70-1/2. If the balance of the account is less than $5,000, the distribution shall be made no later than 120 days after close of the plan year. All distributions shall be in the form of cash. Participants may elect to have his or her interest in the Ameren Stock Fund, if applicable, distributed in shares of Ameren common stock. Participants may withdraw certain basic contributions and related earnings thereon upon reaching age 59-1/2, in the event of total disability or financial hardship as defined by the Plan or the Code. For purposes of distributions, the participant's account value will be determined as of the last business day coincident with or immediately preceding the day of distribution. Contributions to the Plan and investment income thereon are taxable to participants upon distribution pursuant to the rules provided for under the Plan and the Internal Revenue Code.

Ameren Corporation
Savings Investment Plan

Notes to Financial Statements
December 31, 2001 and 2000
--------------------------------------------------------------------------------

     The Plan also provides, to participants of the former Union Electric Company Employee Stock Ownership Plan and the former Ameren Corporation Employee Stock Ownership Plan for Certain Employees of CIPS and at the discretion of the Company, for distribution prior to termination of employment of (a) all or a portion of a participant's account balance acquired at least 84 months prior to a distribution and (b) any portion of a participant's account balance acquired by dividends or other income.

     Plan Termination
     The Company intends to continue the Plan indefinitely. However, the Company may at any time and for any reason, subject to ERISA and Internal Revenue Service regulations, suspend or terminate the Plan provided that such action does not retroactively adversely affect the rights of any participant under the Plan.

2.   Summary of Significant Accounting Policies

     Basis of Accounting
     The accompanying financial statements of the Plan are prepared on the accrual basis of accounting.

     Use of Estimates
     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

     Investments
     All investments are presented at fair value as of December 31, 2001 and 2000. The fair value of the Ameren Common Stock Fund was determined using year-end published market prices. Investments in equity securities and bonds are valued at net asset market value including accrued income on the last business day of each year. Investments in the Northern Trust Company's Short-term Fund and the T. Rowe Price Stable Value Common Trust Fund are valued at cost plus accrued income, which approximates market. Participant loans are valued at cost which approximates fair market value.

     Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

Ameren Corporation
Savings Investment Plan

Notes to Financial Statements
December 31, 2001 and 2000
--------------------------------------------------------------------------------

     Income
     Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.

     Gains and losses on security transactions are recorded on the trade date. Net unrealized appreciation or depreciation for the year is reflected in net appreciation (depreciation) in fair value of investments on the Statement of Changes in Net Assets Available for Benefits.

     Expenses
     Trustee fees incurred in administering the Plan are charged to the Plan.

     Benefit Payments
     Benefit payments are recorded when paid.

Ameren Corporation
Savings Investment Plan

Notes to Financial Statements
December 31, 2001 and 2000
--------------------------------------------------------------------------------

3.   Investments

     The following table presents investments of the Plan.

                                                             December 31
                                                        2001            2000
Investments at Fair Value as Determined
By Quoted Market Price
Common Stock:
    Ameren Corporation, $.01 par value<F1><F2>         $180,505,606   $169,135,704

Managed Equity Funds:
    MSIF Trust Fund<F1>                                 124,134,320    126,066,390
    Barclays Global Investors Equity Index Fund <F1>    46,661,437      54,263,419
    Vanguard US Growth Fund<F1>                         39,883,621      59,519,864
    Washington Mutual Investors Fund<F1>                87,789,899      80,059,794
Vanguard Asset Allocation Fund
    Vanguard Asset Allocation Fund<F1>                  68,541,101      75,163,540
    Vanguard Extended Market Index Fund                  5,349,502           --

Managed International Equity Fund:
    American Funds Group Europacific Growth Fund        21,609,653      27,460,114

Investments at Estimated Fair Value

T. Rowe Price Stable Value Common Trust Fund<F1>        85,156,018      70,965,971

MFO Pimco Funds                                          4,522,490           --

Northern Trust Company's Short-Term Investment Fund      3,184,174       4,436,206

Participant Loans                                       16,275,294      16,057,879
                                                      ------------    ------------

                                                      $683,613,115    $683,128,881
                                                      ============    ============


<F1> Investments that represent 5 percent or more of the Plan's net assets.
<F2> Non-participant directed portion is $36,441,059, and $33,571,135 at
     December 31, 2001 and 2000, respectively.

Ameren Corporation
Savings Investment Plan

Notes to Financial Statements
December 31, 2001 and 2000
--------------------------------------------------------------------------------

During 2001 and 2000, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:


                                                     Year Ended December 31,
                                                     2001              2000

Investments at Fair Value as Determined
By Market Price

Managed Fund Investments                          $(33,661,710)   $ (5,038,617)
Ameren Corporation Common Stock                    (15,856,027)     53,929,195
                                                  -------------    -------------
Net change in fair value                           (49,517,737)     48,890,578

Investments at Estimated Fair Value

Short-term Investments                                  (8,448)          2,673
                                                  -------------   -------------
Net change in fair value                          $(49,526,185)   $ 48,893,251
                                                  =============   =============

4.   Nonparticipant-Directed Investments

     Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                            December 31,
                                                      2001             2000

Net assets:
    Ameren Corporation common stock               $ 36,441,059    $ 33,571,135
    Employer contributions receivable                  332,379         274,908

Changes in net assets:
    Dividends                                        1,985,449       1,671,933
    Net (depreciation) appreciation in fair
     value of investments                           (2,731,877)      9,242,845
    Employer contributions                           4,426,367       4,023,598
    Benefits paid to participants                      583,065         856,152



5.   Transactions with Parties-in-Interest

     At December 31, 2001, the Plan held Company common stock with a cost and market value of $135,847,679 and $180,505,606, respectively. During 2001, the Plan purchased shares at a cost of $17,671,216 and sold shares valued at $6,327,522, resulting in a net realized gain of $1,824,049. The Plan also distributed shares valued at $3,243,979 to persons withdrawing from the Plan.

Ameren Corporation
Savings Investment Plan

Notes to Financial Statements
December 31, 2001 and 2000
--------------------------------------------------------------------------------

     At December 31, 2000, the Plan held Company common stock with a cost and market value of $112,233,148 and $169,135,704, respectively. During 2000, the Plan purchased shares at a cost of $16,685,329 and sold shares valued at $29,781,870, resulting in a net realized gain of $6,318,759. The Plan also distributed shares valued at $4,174,577 to persons withdrawing from the Plan.

     The Plan held $3,184,174 and $4,436,206 in Northern Trust Company's Collective Short-term Investment Fund at December 31, 2001 and 2000, respectively.

     These  transactions  are  allowable  party-in-interest  transactions  under
     Section 408(b)(8) of the ERISA regulations.

6.   Reconciliation of Financial Statements to Form 5500

     The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                           December 31,
                                                      2001             2000

Net assets available for benefits per the
 financial statements                            $ 686,972,932    $ 685,127,339
Amounts allocated to withdrawing participants         (428,138)      (1,370,831)
                                                 --------------   --------------

Net assets available for benefits per the
Form 5500                                        $ 686,544,794    $ 683,756,508
                                                 ==============   ==============

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                     Year Ended December 31,
                                                     2001                2000

Benefits paid to participants per the
 financial statements                             $ 36,247,614    $ 49,542,280
Add:  Amounts allocated to withdrawing
 participants during the current year                  428,138       1,370,831
Less:  Amounts allocated to withdrawing
Participants during the prior year                  (1,370,831)       (250,899)
                                                  -------------   -------------

Benefits paid to participants per the Form 5500   $ 35,304,921    $ 50,662,212
                                                  =============   =============

Ameren Corporation
Savings Investment Plan

Notes to Financial Statements
December 31, 2001 and 2000
--------------------------------------------------------------------------------


     Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2001 and 2000, as applicable, but not yet paid as of that date.

7.   Other Matters

     Effective January 1, 2001, the Plan was amended to merge the assets of the Ameren Corporation Employee Stock Ownership Plan for Certain Employees of CIPS into the Plan. The assets transferred into the Plan consisted of 436,088 shares of Ameren stock as of the date of the transfer with a fair market value of $20,211,328.

8.   Federal Income Tax Status

     The Plan obtained its latest determination letter July 31, 2001, in which the Internal Revenue Service stated that the Plan was in compliance with the applicable requirements of the Internal Revenue Code. The Company is currently amending the Plan document to reflect changes that are effective in 2002. The Company believes that the Plan currently is designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and, therefore, the Plan continues to qualify under Section 401(a) and the related trust continues to be tax-exempt as of December 31, 2001. Therefore, no provision for income taxes has been included in the Plan's financial statements.

9.   Subsequent Event

     Effective June 1, 2002, with the passage of the Economic Growth and Tax Relief Reconciliation Act (EGTRRA), the Plan was changed to designate the Ameren Stock Fund of the Plan as an Employee Stock Ownership Plan and to allow all employees a choice between dividend reinvestment and dividend payment on their various Employee Stock Ownership Plan accounts. Effective July 1, 2002, the Plan was also changed to allow management employees to contribute up to 50% of their base pay to the Plan, subject to ERISA limitation requirements, and the "catch up" contribution provision of EGTRRA for all employees age 50 and older was implemented as well.



Ameren Corporation                                                                                     Schedule I
Savings Investment Plan


Schedule of Assets (Held at End of Year)
December 31, 2001
----------------------------------------------------------------------------------------------------------------------
(a)            (b)                                            (c)                                           (e)
     Identity of issue, borrower,               Description of investment including
     lessor or similar party                    maturity date, rate of interest,                          Current
                                                collateral, par, or maturity value                         value


     Massachusetts Funds                        MSIF Trust Fund                                        $124,134,320
     Barclays Global Investment Funds, Inc.     Barclays Global Investors' Equity Index Fund             46,661,437
     The American Funds Group                   Europacific Growth Fund                                  21,609,653
     Vanguard Group                             Vanguard US Growth Fund                                  39,883,621
     Washington Mutual Investments              Washington Mutual Investors Fund                         87,789,899
     Vanguard Group                             Vanguard Asset Allocation Fund                           68,541,101
     Vanguard Group                             Vanguard Extended Market Index Fund                       5,349,502

*    Northern Trust Company                     Short-term Investment Fund                                3,184,174
     T. Rowe Price Stable Asset Management      T. Rowe Price Stable Value Common Trust Fund             85,156,018

*    Ameren Corporation                         Ameren Common Stock Fund                                180,505,606

     Pacific Investment Management Company      MFO Pimco Funds                                           4,522,490

**   Participants                               Participant Loans                                        16,275,294
                                                                                                        -----------
                                                                                                       $683,613,115
                                                                                                       ============

*      Investment represents allowable transaction with a party-in-interest
** Interest rates vary from 7.0% to 10.5% and loan maturity dates extend from January 2001 through December 2009.
NOTE: Information pertaining to column (d) was not available for nonparticipant-directed investments.

                                   SIGNATURE

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                          AMEREN CORPORATION
                                          SAVINGS INVESTMENT PLAN


                                          AMEREN SERVICES COMPANY
                                               (Administrator)



                                          By /s/ Donna K. Martin
                                            ---------------------------
                                                 Donna K. Martin
                                                 Vice President

June 28, 2002




                                  EXHIBIT INDEX

                             Exhibits Filed Herewith
                             -----------------------


Exhibit No.                          Description
----------           -------------------------------------

   23                Consent of Independent Accountants

                                                                     EXHIBIT 23


                       CONSENT OF INDEPENDENT ACCOUNTANTS


We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 ( Nos. 333-43737 and 333-72156) of Ameren Corporation of our report dated June 27, 2002 relating to the financial statements of the Ameren Corporation Savings Investment Plan, which appears in this Form 11-K.


/s/ Pricewaterhouse Coopers LLP
PricewaterhouseCoopers LLP
St. Louis, Missouri
June 27, 2002